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                                                                     EXHIBIT 3.3

     AMENDMENT TO AMENDED AND RESTATED BYLAWS OF THE COMPANY

     Section 3.8 of the Company's Bylaws are amended to read in its entirety:

"Section 3.8. CHAIRMAN, CEO AND PRESIDENT. The board of directors may appoint a chairman of the board. If the board of directors appoints a chairman of the board, he shall preside at all meetings of the board of directors and perform such other duties and possess such other powers as are assigned to him by the board of directors. The board of directors may appoint a chief executive officer. If the board of directors appoints a chief executive officer, he shall, subject to the direction of the board of directors, have general charge and supervision of the business of the corporation and, unless otherwise provided by the board of directors, shall preside at all meetings of the stockholders. The president shall perform such duties and shall possess such powers as the board of directors or chief executive officer, if any, may from time to time prescribe."